

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 6, 2018

<u>Via E-mail</u>
Mr. Corey Whitely
Chief Financial Officer
Ethan Allen Interiors Inc
25 Lake Avenue Ext.
Danbury, CT 06811

>   **Re: Ethan Allen Interiors Inc**
>   **Form 10-K for the Year Ended June 30, 2017**
>   **Filed August 2, 2017**
>   **Form 10-Q for the Quarter Ended December 31, 2017**
>   **Filed January 25, 2018**
>   **File No. 1-11692**

Dear Mr. Whitely:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2017</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, Page 18</u>

<u>Results of Operations, Page 20</u>

1.   We note you disclosed backlog amounts and provided a quantified discussion and analysis of the factors that contributed to material backlog fluctuations in your previous Form 10-K filings. Please revise future disclosures to include this type of discussion or

explain why you believe these disclosures are no longer beneficial to investors. Refer to Item 303(a)(3) and SEC Release No. 33-8350.

Financial Statements

Audit Report, Page 29

2.   In future filings, please ensure that the audit report provided by your independent accountants indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Form 10-Q for the Quarter Ended December 31, 2017

3.   In future filings, when you present quantitative information in your earnings release, please also provide that information in your periodic report. For example, you stated in your earnings release furnished on Form 8-K that your wholesale backlog increased 57% at the end of the second quarter largely reflecting the Department of State orders. Similar quantification was not provided in your MD&A. Further, in future periodic filings, where you present multiple reasons for changes in your results of operations, please quantify the individual factors which impacted your results. In this regard we note that your results were impacted by hurricanes, disruption in the manufacturing process due to first production runs and production for the Department of State. Refer to Item 303(a)(3) and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Mindy Hooker at (202) 551-3732 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction